FOR IMMEDIATE RELEASE: October 16, 2006

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS OCTOBER 2006 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of October in the amount of Cdn. $0.18 per trust unit will be paid on November 15, 2006 to unitholders of record on October 31, 2006. The ex-distribution date is October 27, 2006.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.712 million trust units (ZAR.UN) and 2.272 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the October 16, 2006 revised exchange ratio there would be a total of 19.391 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer




06017915

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca


SEC MAIL
RECEIVED
PROCESSING
OCT 1 8 2006
WASH. D.C.
210
SECTION

dw 10/31